UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 10)*

Under the Securities Exchange Act of 1934

ENTASIS THERAPEUTICS HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

293614 103

(CUSIP Number)

Pavel Raifeld
Chief Executive Officer
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04216R 102

1	NAME OF REPORTING PERSON Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 04216R 102
1	NAME OF REPORTING PERSON Innoviva Strategic Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Explanatory Note

This Amendment No. 10 (the “Amendment No. 10”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2020 and previously amended (as amended, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis” or the “Issuer”), and warrants to acquire additional shares of Common Stock of the Issuer. Innoviva, Inc. (“INVA”), a Delaware corporation, and Innoviva Strategic Opportunities LLC (“ISO”) are together referred to herein as the “Reporting Persons”. Except as specifically amended and supplemented by this Amendment No. 10, the Schedule 13D remains in full force and effect.

On July 11, 2022, INVA and Innoviva Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of INVA, consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated May 23, 2022, by and among Entasis, INVA, and Purchaser (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Purchaser merged with and into Entasis (the “Merger”), with Entasis continuing as the surviving corporation and a wholly owned subsidiary of INVA.

Pursuant to the Merger Agreement, INVA and Purchaser conducted a tender offer (the “Offer”) for any and all of the outstanding shares of Common Stock, other than shares of Common Stock owned by INVA and its affiliates, at a price of $2.20 per share of Common Stock (the “Offer Price”). The Offer expired at 5:00 p.m., New York City time, on July 7, 2022 (the “Expiration Time”). Computershare Trust Company, N.A., in its capacity as depositary for the Offer advised INVA and Purchaser that, as of the Expiration Time, a total of 11,671,662 shares of Common Stock were validly tendered and not validly withdrawn pursuant to the Offer, which represented approximately 24.34% of the shares of Common Stock outstanding as of the Expiration Time, and, excluding the 56,072 Shares tendered by Manoussos Perros (the Chief Executive Officer of Entasis), represented approximately 60.45% of the shares of Common Stock not beneficially owned by Purchaser, INVA or Mr. Perros as of the Expiration Time.

As of the Expiration Time, the number of shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition to the Offer and all other conditions to the Offer were satisfied or waived. Promptly after the Expiration Time, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer. As a result of its acceptance of the shares of Common Stock tendered in the Offer (together with the shares of Common Stock owned by INVA and its wholly owned subsidiaries prior to the commencement of the Offer), Purchaser acquired sufficient shares of Common Stock to complete the Merger without the affirmative vote of the stockholders of Entasis pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

Item 4.	Purpose of Transaction.

Item 4 in Schedule 13D is hereby amended and supplemented to include the following:

On July 11, 2022, pursuant to the terms of the Merger Agreement, Purchaser merged with and into Entasis, with Entasis continuing as the surviving corporation and a wholly owned subsidiary of INVA.

Concurrently with the consummation of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, not including any shares of Common Stock (i) owned or held in the treasury of Entasis, (ii) owned by INVA and Purchaser or (iii) owned by stockholders who are entitled to appraisal rights under the DGCL and who have complied with all provisions thereof concerning the exercise of such appraisal rights, were automatically converted into the right to receive an amount in cash equal to the Offer Price, subject to reduction for any applicable withholding taxes and without interest.

At the Effective Time, the 100 shares of common stock, par value $0.01 per share of Purchaser that were issued and outstanding immediately prior to the Effective Time were automatically converted into 100 shares of common stock, par value $0.01 per share of Entasis.

Promptly following the Effective Time, Entasis shall cause the shares of Common Stock to be delisted from the Nasdaq Global Market and deregistered under the Securities Exchange Act of 1934, as amended.

Except as set forth herein and in connection with the Offer and the Merger described above, the Reporting Persons have no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in the Securities of the Issuer.

Item 5 in Schedule 13D is hereby amended and restated as follows:

(a)-(b) The beneficial ownership percentages described in this Amendment No. 10 are based on a total of 100 shares of common stock, par value $0.01 per share of Entasis outstanding as of July 11, 2022.

The information contained on the cover pages to this Amendment No. 10 is incorporated herein by reference. The shares of common stock reported on this Amendment No. 10 are directly held by INVA. The total issued and outstanding shares of common stock held by INVA comprises 100% of the issued and outstanding shares of common stock of Entasis.

Except for the shares of common stock of Entasis owned by INVA, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto beneficially owns any other securities of Entasis.

(c) Except for the Merger Agreement and the transactions described in this Amendment No. 10, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I hereto, have effected any transactions in the shares of common stock of Entasis during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 10.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 in the Schedule 13D is hereby supplemented by adding the following:

The information set forth in Item 4 hereof is incorporated herein by reference.

The Reporting Persons also entered into that certain Termination Agreement, dated as of July 11, 2022, by and among INVA, ISO, and Entasis (the “Termination Agreement”), pursuant to which the following agreements were terminated: (i) Registration Rights Agreement, dated April 22, 2020, by and between Entasis and INVA; (ii) Registration Rights Agreement, dated May 3, 2021, by and between Entasis and ISO; and (iii) Registration Rights Agreement, dated February 18, 2022, by and between Entasis and ISO.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.		Description

99.1		Joint Filing Agreement, dated May 3, 2021, between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the 13D/A No. 4 filed by the Reporting Persons with the SEC on May 3, 2021).
Exhibit 21	—	Press release issued by INVA on July 8, 2022 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO/A No. 2 filed by INVA and Purchaser with the SEC on July 8, 2022).
Exhibit 22	—	Press release issued by INVA on July 11, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report filed by INVA with the SEC on July 11, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022

INNOVIVA, INC.

By: /s/ Pavel Raifeld Name: Pavel Raifeld Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC By: Innoviva, Inc., its managing member

By: /s/ Pavel Raifeld Name: Pavel Raifeld Title: Chief Executive Officer

SCHEDULE I

The following information is set forth below with respect to each executive officer and director of INVA: name, business address, position with INVA and present principal occupation or employment and, for persons not employed by INVA, the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Directors
George W. Bickerstaff, III	(1)	Director	Managing Director of M.M. Dillon & Co., LLC (2)	United States
Deborah L. Birx, M.D.	(1)	Director	Chief Medical and Science Advisor of ActivePure (3)
Mark DiPaolo	(1)	Director	Partner and the General Counsel of Sarissa Capital Management LP (4)	United States
Jules Haimovitz	(1)	Director	President of Haimovitz Consulting, Inc. (5)	United States
Odysseas D. Kostas	(1)	Director	Partner and Senior Analyst at Sarissa Capital Management LP (4)	United States
Sarah Schlesinger	(1)	Director	Associate Professor of Clinical Investigation at Rockefeller University and Senior Attending Physician at Rockefeller University Hospital (6)	United States

Executive Officers
Pavel Raifeld	(1)	President	Chief Executive Officer of INVA	United States
Marianne Zhen	(1)	Secretary	Chief Accounting Officer of INVA	United States

(1) 1350 Old Bayshore Highway Suite 400, Burlingame, CA.
(2) M.M. Dillon & Co., LLC is an investment banking firm. The address of M.M. Dillon & Co., LLC is 1 Sound Shore Dr., Greenwich, CT 06830.
(3) ActivePure is an air-cleaning technology company. The address of ActivePure is 14841 Dallas Parkway, Suite 500, Dallas, TX 75252.
(4) Sarissa Capital Management LP is a registered investment advisor. The address of Sarissa Capital Management LP is 660 Steamboat Rd, Greenwich, CT 06830.
(5) Haimovitz Consulting Inc. is a consulting firm. The address of Haimovitz Consulting, Inc. is N/A.
(6) Rockefeller University and the Rockefeller University Hospital are a center for research and graduate education in the biomedical sciences, chemistry, bioinformatics and physics. The address of Rockefeller University and Rockefeller University Hospital is 1230 York Ave, New York, NY 10065.